UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    2  )*

Medical Information Technology, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number)

Jonathan Wolfman

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Barbara N. Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,553,445 shares
	8	SHARED VOTING POWER 145,093 shares
	9	SOLE DISPOSITIVE POWER 1,553,445 shares
	10	SHARED DISPOSITIVE POWER 145,093 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,538 shares	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elizabeth L. Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,140 shares
	8	SHARED VOTING POWER 145,093 shares
	9	SOLE DISPOSITIVE POWER 24,140 shares
	10	SHARED DISPOSITIVE POWER 145,093 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,233 shares	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Katherine A. Sutliff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,233 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 169,233 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,233 shares	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Amelia S. Mattler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 2 of Schedule 13D.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,233 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 169,233 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,233 shares	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 6 of 12 Pages

ITEM 1.           SECURITY AND ISSUER

This Amendment No. 2 (the “Amended Filing”) amends the Schedule 13D filed on February 27, 2002 (the “Original Filing”) by Jerome H. Grossman, M.D. (“Dr. J. Grossman”), Barbara N. Grossman, Thomas C. Chase, Elizabeth L. Grossman and Seymour Grossman, M.D. relating to the same number of shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Medical Information Technology, Inc., a Massachusetts corporation (the “Issuer”), as amended on May 5, 2010 (“Amendment No. 1” and, together with the “Original Filing”, the “Prior Filing”). The principal executive offices of the Issuer are located at Meditech Circle, Westwood, MA 02090. Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 2.           IDENTITY AND BACKGROUND

The purpose of the Amended Filing is to update certain changes in the ownership of the Common Stock since Amendment No. 1 resulting from trust distributions involving the Reporting Persons. The aggregate number of shares of Common Stock held by the Reporting Persons has remained the same, but the ownership has changed as set forth in this Item 2.

Accordingly, Item 2 of the Prior Filing is amended by deleting items (a), (b) and (c) and substituting in their places the following:

(a)	This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)[1]:

(i)	Barbara N. Grossman, individually, as co-trustee of The Elizabeth Lee Grossman 1990 Trust (the “E. Grossman Trust”) and as trustee of each of The Barbara N. Grossman Second 2009 Qualified Annuity Trust (the “B. Grossman 2009 Trust”), The Jerome H. Grossman 1990 Trust – Massachusetts Marital Fund (the “JHG Trust”), The Jerome H. Grossman 1990 Trust – Marital QTIP Fund (GST Exempt Share) (the “JHG Exempt Trust”) and The Jerome H. Grossman 1990 Trust – Marital QTIP Fund (GST Non-Exempt Share) (the “JHG Non-Exempt Trust”);

(ii)	Elizabeth L. Grossman, as co-trustee of the E. Grossman Trust and as trustee of the Barbara N. Grossman 2002 Continuing Trust for the benefit of Elizabeth L. Grossman (the “ELG 2002 Continuing Trust”) and the Barbara N. Grossman 2002 Continuing Trust for the benefit of Elizabeth L. Grossman – GST Exempt Share (the “ELG 2002 Continuing Trust – Exempt”);

1      For purposes of the Original Filing, Jerome H. Grossman, M.D., Barbara N. Grossman (individually and as co-trustee of the Grossman Family 2000 Irrevocable Trust, and co-trustee of The Elizabeth Lee Grossman 1990 Trust), Thomas C. Chase (as co-trustee of the Grossman Family 2000 Irrevocable Trust), Elizabeth Grossman (as co-trustee of The Elizabeth Lee Grossman 1990 Trust) and Seymour Grossman, M.D., as trustee of The Katherine Grossman Minor’s Trust, and The Amelia Grossman Minor’s Trust) constituted the “Reporting Persons”. The Grossman Family 2000 Irrevocable Trust (the “Family Trust”) and The Barbara N. Grossman 2002 Annuity Trust (the “B. Grossman 2002 Trust”), Reporting Persons at the time of Amendment No. 1, no longer hold any shares of the Issuer.

CUSIP No. N/A	Page 7 of 12 Pages

(iii)	Katherine A. Sutliff (formerly Katherine A. Grossman) individually and as trustee of the Barbara N. Grossman 2002 Continuing Trust for the benefit of Katherine A. Sutliff (the “KAS 2002 Continuing Trust”) and the Barbara N. Grossman 2002 Continuing Trust for the benefit of Katherine A. Sutliff – GST Exempt Share (the “KAS 2002 Continuing Trust – Exempt”); and

(iv)	Amelia S. Mattler (formerly Amelia Grossman), as trustee of the Amelia S. Mattler Revocable Trust (the “A. Mattler Trust”), the Barbara N. Grossman 2002 Continuing Trust for the benefit of Amelia S. Mattler (the “ASM 2002 Continuing Trust”) and the Barbara N. Grossman 2002 Continuing Trust for the benefit of Amelia S. Mattler – GST Exempt Share (the “ASM 2002 Continuing Trust – Exempt”).

(b)	The principal addresses of the Reporting Persons are as follows:

(i)	The principal residence address of Barbara N. Grossman is 1 Huntington Avenue, #1301, Boston, MA 02116;

(ii)	The principal residence address for Elizabeth L. Grossman is 4321 1/2 Fessenden St. NW, Washington DC 20016;

(iii)	The principal residence address for Katherine A. Sutliff is 40 Fountain Street, West Newton, MA 02465; and

(iv)	The principal residence address for Amelia S. Mattler is 3019 Rodman St., N.W., Washington DC 20008.

(c)	The principal occupation and business addresses of the Reporting Persons are as follows:

(i)	The principal occupation of Barbara N. Grossman is that of volunteer on behalf of women’s health and land conservation;

(ii)	The principal occupation of Elizabeth L. Grossman is that of technology policy strategist at Microsoft Corporation, 901 K St. N.W., Washington, DC 20001;

(iii)	The principal occupation of Katherine A. Sutliff is that of president of Lion Gate Management Corporation, conducted at the residence address set forth above; and

(iv)	The principal occupation of Amelia S. Mattler is that of research analyst and consultant, conducted at the residence address set forth above.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by deleting the item in its entirety and replacing it with the following:

CUSIP No. N/A	Page 8 of 12 Pages

As described in the Original Filing, the Reporting Persons described therein orally agreed to form a group in order to influence the business and affairs of the Issuer with the intent of maximizing stockholder value. The Original Filing set forth certain specific business issues that concerned the Reporting Persons. Some of these business issues were the subject of a complaint filed by Dr. J. Grossman on April 18, 2003. Subsequently, Dr. J. Grossman and Barbara N. Grossman entered into a Final Settlement Agreement and Mutual Release (the “Settlement Agreement”) with the Issuer and five of its directors with respect to the complaint. The complaint and Settlement Agreement are described in more detail in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2005.

The Reporting Persons continue to be committed to maximizing stockholder value and the profitability and liquidity of their investment. The Reporting Persons currently intend to exercise their rights as stockholders of the Issuer, and in connection therewith, may, from time to time, (i) have discussions with management and/or other stockholders of the Issuer concerning various operational and financial aspects of the Issuer’s business, (ii) make one or more proposals to the Issuer or other stockholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.

The Reporting Persons continuously evaluate the business and business prospects of the Issuer, and their present and future interests in, and intentions with respect to the Issuer and at any time may decide to acquire additional shares of Common Stock or dispose of any or all of the shares of Common Stock owned by them.

Except as set forth in this Amended Filing, as of the date of the filing of this Amended Filing, none of the Reporting Persons has any other plan or proposal that relates to or would result in any of the actions specified in subparagraphs (a) through (j) or Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Original Filing are amended and restated as follows:

(a)	Based on information included in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, there were 36,935,201 shares of Common Stock outstanding as December 31, 2012. The Reporting Persons are the beneficial owners of the following shares of Common Stock, which represents the following percentage of the total shares of outstanding Common Stock:

(i)	Barbara N. Grossman is the beneficial owner of 1,698,538 shares of Common Stock, representing 4.6% of the total shares of outstanding Common Stock.

(ii)	Elizabeth L. Grossman is the beneficial owner of 169,233 shares of Common Stock, representing 0.5% of the total shares of outstanding Common Stock.

(iii)	Katherine A. Sutliff is the beneficial owner of 169,233 shares of Common Stock, representing 0.5% of the total shares of outstanding Common Stock.

(iv)	Amelia S. Mattler is the beneficial owner of 169,233 shares of Common Stock, representing 0.5% of the total shares of outstanding Common Stock.

CUSIP No. N/A	Page 9 of 12 Pages

As a group, the Reporting Persons own 2,061,144 shares of Common Stock, representing 5.58% of the total shares of outstanding Common Stock.

(b)	As of the date of this Amended Filing, the Reporting Persons have the power to vote and dispose of the following shares of Common Stock:

(i)	Barbara N. Grossman has the (a) sole power to direct the voting and disposition of the (1) 597,045 shares of Common Stock that she owns of record, (2) 300,000 shares of Common Stock held in trust for the B. Grossman 2009 Trust, for which she is trustee, (3) 19,304 shares of Common Stock held in trust for the JHG Trust, for which she is trustee, (4) 18,700 shares of Common Stock held in trust for the JHG Exempt Trust, for which she is trustee and (5) 618,396 shares of Common Stock held in trust for the JHG Non-Exempt Trust, for which she is trustee, and (b) the shared power to direct the voting and disposition of the 145,093 shares of Common Stock held in trust for the E. Grossman Trust, for which she and Elizabeth L. Grossman are co-trustees.

(ii)	Elizabeth L. Grossman has (a) sole power to direct the voting and disposition of (1) 18,830 shares of Common Stock held in trust for the ELG 2002 Continuing Trust, for which she is trustee and (2) 5,310 shares of Common Stock held in trust for the ELG 2002 Continuing Trust – Exempt, for which she is trustee, and (b) shared power to direct the voting and disposition of the 145,093 shares of Common Stock held in trust for the E. Grossman Trust, for which she and Barbara N. Grossman are co-trustees.

(iii)	Katherine A. Sutliff has the sole power to direct the voting and disposition of (1) 145,093 shares of Common Stock that she owns of record, (2) 18,830 shares of Common Stock held in trust for the KAS 2002 Continuing Trust, for which she is trustee, and (3) 5,310 shares of Common Stock held in trust for the KAS 2002 Continuing Trust – Exempt, for which she is trustee; and

(iv)	Amelia S. Mattler has the sole power to direct the voting and disposition of (1) 145,093 shares of Common Stock held in trust for the A. Mattler Trust, for which she is trustee, (2) 18,830 shares of Common Stock held in trust for the ASM 2002 Continuing Trust, for which she is trustee, and (3) 5,310 shares of Common Stock held in trust for the ASM 2002 Continuing Trust – Exempt, for which she is trustee.

(c)	There have been no transactions effected with respect to the Common Stock during the 60 days immediately preceding this Amended Filing.

CUSIP No. N/A	Page 10 of 12 Pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement

CUSIP No. N/A	Page 11 of 12 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2013

By:

/s/ Barbara N. Grossman
Barbara N. Grossman

/s/ Elizabeth L. Grossman
Elizabeth L. Grossman

/s/ Katherine A. Sutliff
Katherine A. Sutliff

/s/ Amelia S. Mattler
Amelia S. Mattler